                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                            (Amendment No. 1)1

                                 EautoClaims.com
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  278578-10-.9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  May 24, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [    ]   Rule 13d-1(b)
                  [ x  ]   Rule 13d-1(c)
                  [    ]   Rule 13d-1(d)





         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 278578-10-9                13G       Page 2  of  5 Pages
          -----------                          -------    --------



1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                     Liviakis Financial Communications, Inc.
--------------------------------------------------------------------------------


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [    ]
                                                                   (b) [ x  ]


--------------------------------------------------------------------------------


3.       SEC USE ONLY


--------------------------------------------------------------------------------


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                   California
--------------------------------------------------------------------------------


 NUMBER OF               5.       SOLE VOTING POWER
  SHARES
BENEFICIALLY                         1,615,200 (a)
                         -------------------------------------------------------
 OWNED BY
   EACH                  6.       SHARED VOTING POWER              -0-
                         -------------------------------------------------------
 REPORTING
PERSON WITH              7.       SOLE DISPOSITIVE POWER    1,615,200 (a)
                         -------------------------------------------------------

                         8.       SHARED DISPOSITIVE POWER
                                                                 -0-
--------------------------------------------------------------------------------


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  1,615,200 (a)
--------------------------------------------------------------------------------


10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                         [ x ] (a)


--------------------------------------------------------------------------------


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     14.48%
--------------------------------------------------------------------------------


12.      TYPE OF REPORTING PERSON

                                       CO
--------------------------------------------------------------------------------

(a) In accordance with terms and conditions of Consulting Agreement between issuer and reporting person as executed by issuer on March 2, 2000 and as subsequently amended on September 18, 2000 and deemed by the parties to be effective commencing May 1, 2000 and terminating February 28, 2001, issuer became obligated to issue to reporting person an aggregate of 2,019,000 shares of which 1,980,000 were issued with certificate dated May 24, 2000 with the balance of 39,000 shares issued with certificate dated August 24, 2000. Subsequent to such issuance reporting persons retained voting and dispositive power over 1,615,200 shares after giving effect to the disposition of 201,900 issuer shares to each of two executive officers of reporting person, neither of whom are directors or stockholders of reporting person.

                                                  Page 3        of   5  Pages
                                                  -------------    -------------

Item 1(a).        Name of Issuer:

                   EautoClaims.com
                  --------------------------------------------------------------

Item 1(b).        Address of Issuer's Principal Executive Offices:

                   2708 Alt 19 North, Suite 604, Palm Harbor, Florida 34683
                  --------------------------------------------------------------

Item 2(a).        Name of Person Filing:

                   Liviakis Financial Communications, Inc.
                  --------------------------------------------------------------

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  415 Miller Avenue, 3rd Floor, Mill Valley, California   94941
                  --------------------------------------------------------------

Item 2(c).        Citizenship:

                   CA
                  --------------------------------------------------------------

Item 2(d)         Title of Class of Securities:

                   Common Stock, $.001 Par Value
                  --------------------------------------------------------------

Item 2(e).        CUSIP Number:

                   278578-10-9
                  --------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

        (a)       [  ]  Broker or dealer registered under Section 15 of the
                        Exchange Act.
        (b)       [  ]  Bank as defined in Section 3(a)(6) of the Exchange Act.
        (c)       [  ]  Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act.
        (d)       [  ]  Investment company registered under Section 8 of the
                        Investment Company Act.
        (e)       [  ]  An investment adviser in accordance with
                        Rule 13d-1(b)(1)(ii)(E);
        (f)       [  ]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
        (g)       [  ]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)'
        (h)       [  ]  A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;
        (i)       [  ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
        (j)       [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)       Amount beneficially owned:
                   1,615,200
                  --------------------------------------------------------------
        (b)       Percent of class:
                   14.48%
                  --------------------------------------------------------------
        (c)       Number of shares as to which such person has:
        (i)       Sole power to vote or to direct the vote          1,615,200
                                                           ---------------------
        (ii)      Shared power to vote or to direct the vote           -0-
                                                           ---------------------
        (iii)     Sole power to dispose or to direct the
                  disposition of                                    1,615,200
                                                           ---------------------
        (iv)      Shared power to dispose or to direct the
                  disposition of                                       -0-
                                                           ---------------------

                                                   Page 4        of  5  Pages
                                                   -------------    ------------

Item 5.         Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.         Identification and Classification of Members of the Group.

         If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.         Notice of Dissolution of Group.

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.        Certifications.

         (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

                  "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect." - N/A

         (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

                  "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

                                                  Page 5       of   5  Pages
                                                  ------------    -------------

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         January 29, 2001
                                        -----------------------
                                               (Date)

                                         LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                         By: /John M. Liviakis/
                                         ---------------------------------------
                                               (Signature)


                                         John M. Liviakis, President
                                         -------------------------------------
                                                 (Name/Title)




         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

                  Attention.        Intentional misstatements or omissions of
         fact constitute federal criminal violations (see 18 U.S.C. 1001).

1.       Security and Issuer.

         The title of the class of equity  securities to which this Statement on
Schedule 13D relates is common stock, $.001 par value (the "Common Stock"), issued by EautoClaims.com, a Delaware corporation (the "Corporation"). The principal offices of the Corporation are located at 2708 Alt 19 North, Suite 604, Palm Harbor, Florida 34683.

2.       Identify and Background.

         This Statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC").

         LFC's principal business is as a consultant in the areas of financial and investor public relations and communications. LFC's principal business and principal office address is 495 Miller Avenue, 3rd Fl., Mill Valley, CA 94941

         LFC's President is John M. Liviakis ("JML"), and its Treasurer, Chief Financial Officer and Secretary is Renee A. Liviakis ("RAL"). JML and RAL are the only executive officers of LFC. The activities associated with these positions constitute the principal occupation and employment of JML and RAL. JML and RAL are LFC's only directors and JML and RAL are its sole stockholders. JML and RAL are citizens of the United States, and their business address is LFC's principal business address listed above.

         During the past five years none of LFC, JML and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.       Source and Amount of Funds or Other Consideration.

         This Schedule 13G is being filed to report the issuance of an aggregate of 1,980,000 shares of Common Stock issued on May 24, 2000 and an additional 39,000 shares issued on August 24, 2000 which the Corporation was obligated to issue to LFC pursuant to a Consulting Agreement dated as originally effective as of February 1, 2000 and subsequently amended to be effective May 1, 2000 by and between the Corporation and LFC (the "Consulting Agreement"). Under the Consulting Agreement, LFC undertakes to perform certain investor communications, financial and investor public relations, and related services for the Corporation through February 28, 2001. A copy of the Consulting Agreement as amended to date is filed as Exhibit "A" to this Schedule 13G. All references to the Consulting Agreement, unless otherwise indicated, include Amendment No. 1 dated September 18, 2000.

4.       Purpose of Transaction.

         The shares of Common Stock heretofore referred to in Item 5(a) on Page 2 were to be issued by the Corporation to LFC for consulting services rendered and to be rendered by LFC pursuant to the Consulting Agreement.

         LFC has no plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any material change in the present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination or registration pursuant to Section

12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.

5.       Interest in Securities of the Issuer.

         LFC expects to have the sole power to direct the vote or disposition of 1,584,000 shares of Common Stock to be issued by the Corporation to LFC pursuant to the Consulting Agreement. LFC would exercise its power to direct the vote or disposition of such securities through its officers and directors, JML and RAL.

         The 1,615,200 shares of Common Stock that LFC retains pursuant to the Consulting Agreement, and as to which LFC expects to have the sole power to direct the vote or disposition, represent approximately 14.48% of the class of securities. The calculation of the percentage of the class of Common Stock is based on the 11,158,096 shares of Common Stock which the Corporation reported as outstanding as of October 31, 2000 in its Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2000.

         During the past sixty days, LFC has not engaged in any transactions in Common Stock of the Corporaiton other than entering into the Consulting Agreement.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Corporation entered into the Consulting Agreement with LFC and agreed therein to issue 2,019,000 shares of Common stock to LFC in consideration for consulting services performed by LFC pursuant to the Consulting Agreement through February 28, 2001. See also Item 5(a) on Page 2.

         Except  for  the   Consulting   Agreement   there  are  no   contracts,
arrangements, understandings or relationships between LFC and any other persons with respect to any securities of the Corporation.

7.       Material to be Filed as Exhibits.

         Exhibit A - Consulting Agreement, dated February 1, 2000 as amended September 18, 2000 and as effective May 1, 2000, by and between the Corporation and LFC.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 29, 2001                  Liviakis Financial Communications, Inc.



                                         By /John M. Liviakis/
                                         ---------------------------------------
                                         John M. Liviakis, President

                              CONSULTING AGREEMENT

This Consulting Agreement (the "Agreement"), effective as of February 1, 2000 is entered into by and between EAUTOCLAIMS.COM. a Delaware corporation (herein referred to as the "Company") and LIVIAKIS FINANCIAL COMMUNICATIONS, INC., a California corporation (herein referred to as the "Consultant").

                                    RECITALS

WHEREAS, Company is a publicly-held corporation with its common stock traded on the OTC Bulletin Board; and

WHEREAS, Company desires to engage the services of Consultant to assist and consult with the Company in matters concerning corporate finance and to represent the company in investors' communications and public relations with existing shareholders, brokers, dealer's and other investment professionals as to the Company's current and proposed activities;

NOW THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. Term of Consultancy. Company hereby agrees to retain the Consultant to act in a consulting capacity to the Company, and the Consultant hereby agrees to provide services to the Company commencing immediately and ending on January 30, 2001.

2. Duties of Consultant. The Consultant agrees that it will generally provide the following specified consulting services through its officers and employees during the term specified in Section 1:
     (a) Advise and assist the Company in developing and implementing appropriate plans and materials for presenting the Company and its business plans, strategy end personnel to the financial community, establishing an image for the Company in the financial community, and creating the foundation for subsequent financial public relations efforts;
     (b) Introduce the Company to the financial community;
     (c) With the cooperation of the Company, maintain an awareness during the term of this Agreement of the Company's plans, strategy and personnel, as they may evolve during such period, and advise and assist the Company in communicating appropriate information regarding such plans, strategy and personnel to the financial community;
     (d) Assist and advise the Company with respect to its (i) stockholder and investor relations, (ii) relations with brokers, dealers. analysts and other investment professionals, and (iii) financial public relations generally;

     (e) Perform the functions generally assigned to investor/stockholder relations and public relations departments in major corporations, including responding to telephone and. written inquiries (which may be referred to the Consultant by the Company); preparing press releases for the Company with the company's involvement and approval or reviewing press releases, reports and other communications with or to shareholders, the investment community and the general public; advising with respect to the timing form, distribution and other matters related to such releases, reports and communications and consulting with respect to corporate symbols, logos, names, the presentation of such symbols, logos and names, and other matters relating to corporate image;

     (f) Upon the Company's  approval,  disseminate  information  regarding  the
Company  to  shareholders,   brokers,   dealers,   other  investment   community
professionals and the general investing public;

     (g) Upon the Company's approval, conduct meetings, in person or by telephone, with brokers, dealers, analysts and other investment professionals to advise then of the Company's plans, goals and activities, and assist the Company in preparing for press conferences and other forums involving the media, investment professionals and the general investment public:

     (h) At the Company's request, review business plans, strategies, mission statements budgets, proposed transactions and other plans for the purpose of advising the Company of the investment community implications thereof; and,

     (i) Otherwise perform as the Companies financial relations and public relations consultant.

3. Allocation of Time and Energies. The Consultant hereby promises to perform and discharge faithfully the responsibilities which may be assigned to the Consultant from time to time by the officers and duly authorized representatives of the Company in connection with the conduct of its financial and investor public relations and communications activities, so long as such activities are. in compliance with applicable securities laws and regulations. Consultant and staff shall diligently and thoroughly provide the consulting services required hereunder. Although no specific hours-per-day requirement will be required, Consultant and the Company agree that Consultant will perform the duties set forth herein above in a diligent and professional manner. The parties acknowledge and agree that a disproportionately large amount of the effort to be expended and the costs to be incurred by the Consultant and the benefits to be received by the Company are expected to occur within or shortly after the first two mate of the effectiveness of this Agreement. It is explicitly understood that Consultant's performance of its duties hereunder will in no way be measured by the price of the Company's common stock, nor the trading volume of the Company's common stock. It is also understood that the Company is catering into this Agreement with Liviakis Financial Communications, Inc. ("LFC"), a corporation and not any individual member of LFC, and. as such, Consultant will not be deemed to have breached this Agreement if any member, officer or director of LFC leaves the firm or dies or becomes physically unable to perform any meaningful activities during the term or the Agreement. provided the Consultant otherwise performs its obligations under this Agreement.

4. Renumeration. As full and complete compensation for services described in this Agreement, the Company shall compensate LFC as follows:

   4.1 For undertaking this engagement and for other good and valuable consideration, the Company agrees to issue and deliver to the Consultant a "Commencement Bonus" payable in the form of 1,980,000 shares of the Company's Common Stock ("Common Stock"). The Company will issue and sell to Consultant and Consultant will purchase from Company the 1,980,000 shares ("Common Stock") at $0.01 per share. This Commencement Bonus shall be issued to the Consultant immediately following execution of this Agreement and shall, when issued and delivered to Consultant, be fully paid and non-assessable. The Company understands and agrees that Consultant has foregone significant opportunities to accept this engagement and that the Company derives substantial benefit from the execution of this Agreement and the ability to announce its relationship with Consultant. The 1,980,000 shares of Common Stock issued as a Commencement Bonus, therefore, constitute payment for Consultant's agreement to consult to the Company and are a non-refundable, non-apportionable, and non-ratable retainer: such shares of common stock are not a prepayment for future services. If the Company decides to terminate this Agreement prior to January 30, 2001 for any reason whatsoever it is agreed and understood that Consultant will not be requested or demanded by the Company to return any of the shares of Common Stock paid to it as Commencement Bonus hereunder. The shares of Common Stock Issued pursuant to this Agreement shall be issued in the are of Liviakis Financial Communications, Inc.

   4.2 For performance under this agreement on a month-to-month basis, a Consultant Fee, payable in the form of3,000 shares per month of the Company's Common Stock. This Consultancy Fee shall be issued to the Consultant on a monthly basis, the first month pro-rated according to the number of days remaining in that month, and paid immediately following execution of this Agreement; each following monthly payment payable in. full on the first day of the respective month. The monthly Consultancy fee shall continue to be paid monthly for the duration of this Consulting Agreement

   4.3 With each transfer of shares of Common Stock to be issued pursuant to this Agreement (collectively, the "Shares"), Company shall cause to be issued a certificate representing the Common Stock and a written opinion of counsel for the Company stating that said shares are validly issued, fully paid and non-assessable and that the transfer of them to Consultant has been duly authorized by the Company. Company warrants that all Shares transferred to Consultant pursuant to this Agreement shall have been validly issued, fully paid and nonn-assessable and that the transfer of them to Consultant shall have been duly authorized by the Company's board of directors.

   4.4 Consultant acknowledges that the shares of Common Stock to be issued pursuant to this Agreement (collectively, the "Shares") have not been registered under the Securities Act of 1933, and accordingly arc "restricted securities" within the meaning of Rule 144 of the Act. As such, the Shares may not be resold or transferred unless the Company has received an opinion of counsel reasonably satisfactory to the Company that such resale or transfer is exempt from the registration requirements of that Act.

   4.5 In connection with the acquisition of Shares hereunder, the Consultant represent and warrant to the Company as follows:

        (a)Consultant acknowledges that the Consultant has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning an investment in the Shares, and any additional information which the Consultant has requested.

        (b)Consultant's investment in restricted securities is reasonable in relation to the Consultant's net worth, which is in excess of ten (10) times the Consultant's cost basis in the Shares. Consultant has had experience in investments in restricted and publicly traded securities, and Consultant has had experience in investments in speculative securities and other investments which involve the risk of loss of investment. Consultant acknowledges that as investment in the Shares is speculative and involves the risk of loss. Consultant has the requisite knowledge to assess the relative merits and risks of this investment without the necessity of relying upon other advisors and Consultant can afford the risk of loss of his entire investment in the Shares. Consultant is (i) an accredited investor as that term is defined in Regulation D promulgated under the Securities Act of 1933, and (ii) a purchaser described in
Section 25102 (f) (z) of the California Corporate Securities Law of 1968 as amended.

        (c)Consultant is acquiring the Shares for the Consultant's own account for long-term investment and not with a view toward resale or distribution thereof except in accordance with applicable securities laws.

5. Financing, "Finder's Fee". It is understood that in the event Consultant introduces Company or its nominees, to a leader or equity purchaser, not already having a preexisting relationship with the Company, with whom Company, or its nominees, ultimately finances or causes the completion of such financing, Company agrees to compensate Consultant for such services with a "finder's fee" in the amount of 2.5% of total gross funding provided by such lender or equity purchaser, such fee to be payable in cash. This 2.5% will be in addition to any fees payable by Company to any other intermediary if any, which shall be the subject of separate agreements negotiated between Company and such other intermediary; however, the total of such fees payable by Company to all intermediaries. including Consultant relating to any single financing or completion of financing shall not exceed ten percent (10%) of the total gross funding provided by the introduced leader or purchaser for that particular facing, and Company shall, if necessary, reduce fee(s) to other intermediaries in order to meet such limitation. It is else understood that in the event Consultant introduces Company, or its nominees, to an acquisition candidate, either directly or indirectly through another intermediary not already having a preexisting relationship with the Company, which Company, or its nominees, ultimately acquires or causes the completion of such acquisition, Company agrees to compensate Consultant for such services with a "finder's fee" in the amount of 2% of total gross consideration provided by such acquisition, such fee to be payable in cash. This 2% will be in addition to any fees payable by Company to any other intermediary, if any, which shall be the subject of separate agreements negotiated between Company and such other intermediary; however, the total such fees payable by Company to al! intermediaries including Consultant, relating to any single acquisition or completion thereof shall not exceed ten percent (10%) of the total gross consideration provided by such acquisition, and Company shall, if necessary reduce fee(s) to other intermediaries in order to meet such limitation. It is specifically understood that Consultant is not and does not hold itself our be a Broker/Dealer, but is rather merely a "Finder" in reference to the Company procuring financing sources and acquisition candidates.

   5.1 It is further understood that Company, and not Consultant is responsible to perform any and all due diligence on such leader, equity purchaser or acquisition candidate introduced to it by Consultant under this Agreement, prior to Company receiving funds or closing on any acquisition. However, Consultant will not introduce any parties to Company about which Consultant has any prior knowledge of questionable, unethical or illicit activities.

   5.2 Company agrees that said compensation to Consultant shall be paid in full at the time said financing or acquisition is closed, such compensation to be transferred by Company to Consultant within seven (7) business days of the execution of the financing of acquisition closing document. Payment of said compensation, will be a condition precedent to the closing of such financing or acquisition and Company shall execute any and all documents necessary to effect said compensation.

   5.3 As further consideration to Consultant, Company, or its nominees, agrees to pay with respect to any financing or acquisition candidate provided directly or indirectly to the Company by any lender or equity purchaser covered by this Section 5 during the period of one year from the date of this Agreement, a fee to Consultant equal, to that outlined in Section 5 herein.

   5.4 Consultant will notify Company of introductions it makes for potential sources of financing or acquisitions in a timely manner (within approximately 3 days of introduction) via facsimile memo. If Company has a preexisting relationship with such nominee and believes such party should be excluded from this Agreement, then Company will notify Consultant immediately within twenty-four (24) hours of Consultant's facsimile to Company of such circumstance via facsimile memo.

6. Expenses. Consultant agrees to pay for all its expenses (phone, mailing, labor, etc.), other than extraordinary items (travel required by/or specifically requested by the Company, luncheons or dinners to large. groups of investment professionals, mass faxing to a sizable percentage of the Company's constituents, investor conference calls, print advertisements in publications, etc.) approved by the Company prior to its incurring an obligation for reimbursement.

7. Indemnification. The Company warrants and represents that all oral communications, written documents or materials furnished to Consultant by the Company with respect to financial affairs, operations, profitability and strategic planning of the Company are accurate and Consultant may rely upon the accuracy thereof without independent investigation. The Company will protect, indemnify and hold harmless Consultant against any claims or litigation including any damages, liability, cost and reasonable attorney's fees as incurred with respect thereto resulting from Consultant's communication or dissemination of any said information, documents or materials excluding any such claims or litigation resulting from Consultant's communication or dissemination of information not provided or authorized by the Company.

8. Representations.Consultant represents that it is not required to maintain any licenses and registrations under federal or any state regulations necessary to perform the services set forth herein. Consultant acknowledges that, to the best of its knowledge, the performance of the services set forth under this Agreement will not violate any rule or provision of any regulatory agency having jurisdiction over Consultant. Consultant acknowledges that. to the best of its knowledge, Consultant and its officers and directors are not the subject of any investigation, claim. decree or judgement involving any violation of the SEC or securities laws. Consultant further acknowledges that it is not a securities Broker/Dealer or a registered investment advisor. Company acknowledges that. to the best of its knowledge, that it has not violated any rule or provision of any regulatory agency having jurisdiction over the Company. Company acknowledges that, to the best of its knowledge, Company is not the subject of any investigation, claim, decree or judgment involving any violation of the SEC or securities laws.

9. Legal Representation. The Company acknowledges that it has been represented by independent legal counsel in the preparation of this Agreement. Consultant represents that it has consulted with independent legal counsel and/or tax, financial and business advisors, to the extent the Consultant deemed necessary.

10.Status as Independent Contractor. Consultant's engagement pursuant to this Agreement shall be as independent contractor, and not as an employee, officer or other agent of the Company. Neither party to this Agreement shall represent or hold itself out to be the employer or employee of the other. Consultant further acknowledges the consideration provided hereinabove is a gross amount of consideraion and that the Company will not withhold from such consideration any amounts as to income taxes. social security payments or any other payroll taxes. All such income taxes and other such payment shall be made or provided for by Consultant and the Company shall have no responsibility or duties regarding such matters. Neither the Company or the Consultant possess the authority to bind each other in any agreements without the express written consent of the entity to be bound.

11.Attorney's Fee. If any legal action or any arbitration or other proceeding is brought for the enforcement or interpretation of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with or related to this Agreement, the successful or prevailing, party shall be entitled to recover reasonable attorneys' fees and other costs in connection with that action or proceeding in addition, to any other relief to which it or they may be entitled.

12 Waiver. The waiver by either party of a breach of my provision of this Agreement by the other party shall not operate or be consulted as a waiver of any subsequent breach by such, other party.

13 Notices. All notices, requests, and other communications hereunder shall be deemed to be duly given if sent by U.S. mail, postage prepaid addressed to the other party at the address as set forth herein below:

To the Company:

EautoClaims.com
Eric Seidel
President
2708 Alt 19 North, STE 604
Palm Harbor. FL 34683

To the Consultant:
Liviakis Financial Communications, Inc.
John M. Liviakis, President
495 Miller Avenue
Mill Valley, CA 94941

With a copy to:
Steinhart & Falconer LLP
David Romanski
333 Market Street, 32nd Floor
San Francisco. CA 94105-2150

     It is understood that either party may change the address to which notices for it shall be addressed by providing notice of such clue to the other party in the manner set forth in this paragraph.

14.Choice of Law, Jurisdiction and Venue. This Agreement shall be governed by, construed and enforced in, accordance with the laws of the State of California. The parties agree that San Francisco County, CA will be the venue of any dispute and will have jurisdiction over all parties.

15.Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the alleged breach thereof, or; relating to Consultant's activities or renumeration under this Agreement, shall be settled by binding arbitration in California, in accordance with the applicable rules of the American Arbitration Association, and judgement on the award rendered by the arbitrator(s) shall be binding on the parties and may be entered in any court having jurisdiction as provided by Paragraph 14 herein. The provisions of Title 9 of Part 3 of the California Code of Civil Procedure, including section 1283.05, and successor statutes, permitting expanded discovery proceedings shall be applicable to all disputes that are arbitrated under this paragraph. .

16.Complete Agreement. This Agreement contains the entire agreement of the parties relating to the subject matter hereof. This Agreement and its terms nay not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification extension or discharge is sought.

AGREED TO:

"Company"                    EAUTOCLAIMS.COM


Date: 3/2/00                                    By: /Eric Seidel/
                                                    ----------------
                                                    ERIC SEIDEL
                                                    President/CEO

"Consultant"                 LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

Date: 2/26/00                                   By: /John M. Liviakis/
                                                    -------------------
                                                    John M. Liviakis
                                                    President/CEO
                                       7

                     AMENDMENT NO. 1 TO CONSULTING AGREEMENT

     EAUTOCLAIMS.COM, INC. ("Company") and LIVIAKIS FINANCIAL COMMUNICATIONS, INC. ("Consultant"), for good and valuable consideration the receipt of which is acknowledged, hereby agree to the following amendments to the Consulting Agreement dated as of February 1, 2000:

1.Section 1(Term of Consultancy) is modified to read in its entirety as follows:

  Company  hereby  agrees  to  retain   the  Consultant  to act in a  consulting
  capacity to the Company, and the Consultant hereby agrees to provide services to the Company, commencing on May 1. 2000, and ending on February 28, 2001.

2.Subsection 4.2 of Section 4 (Remuneration) is deleted and replaced by the following:

  In addition to the Commencement Bonus described in Subsection 4.1 and as further consideration for undertaking this engagement and providing the services hereunder, the Company agrees to issue to the Consultant, as of August 24, 2000, thirty nine thousand (39,000) shares of the Company's Common Stock

3.All other terms and conditions of the Consulting Agreement shall remain in effect.

AGREED TO:

Company:                 EAUTOCLAIMS.COM, INC.

                         By:    /Eric Seidel/
                                ---------------
                                Eric Seidel

                         Title: President/CEO

                         Date:  9/18/00

Consultant:              LIVIAKIS FINANCIAL COMMUNICATIONS, INC,

                         By:    /John M. Liviakis/
                                ------------------
                                John M. Liviakis

                         Title: President/CEO

                         Date:  9/18/00



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